Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

The following are extracts of an interview with Chris Pavlovski on the Tim Pool show in which he discussed the proposed business combination between CF Acquisition Corp. VI and Rumble. The full interview is available at: https://www.youtube.com/watch?v=Gquans7_5jk

00:47:07 Chris Pavlovski: … [s]o one of the things that we did when we decided to – to merge with the – with CFEI is we went out and – and raised money on the premise that we're going to be immune to cancel culture. We're – we're going to be restoring the internet to its roots by making it free and open again. Building a Cloud that's going to be – as close to a common carrier as possible.

00:47:31 A Rumble platform that is not going to censor. That's what we told investors. That's what we raised money on. That's what we're doing. That's what we went to Cantor Fitzgerald for. And we now, if we will be one of the first companies to – to enter the public markets that – once this merger concludes on the – on that premise. We're not on the – we're not going into the – into the public markets on the premise of a Google that requires, you know, all these other things.

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Chris Pavlovski: Well – well one thing we did do, and I think this is unprecedented, is that when – after we announced the – the merger with CFVI, we – we had a company ask us to demonetize Dan Bongino.

Lydia Smith: Hmm.

Chris Pavlovski: And instead of complying with doing that --

00:49:32 Tim Pool: Gave him a raise.

Ian Crossland: Yes.

Chris Pavlovski: We did.

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00:51:01 Luke: What's preventing you guys from being affected by the ESG score?

Chris Pavlovski: Well, [00:51:07 crosstalk] –

Luke Rudkowski: And – and Blackstone. Like, if Blackstone came and said, we'll give you a bunch of money, would you accept it?

Chris Pavlovski: Well, they – they – I guess can't they just publicly go and buy the – the public shares on the market? Isn't that how it works? They – they have the option to do that? They know what we're all about. If they – if they're supportive of our mission and what we're doing and the creators on our platform, go ahead. But, like, at the same time, you know, we're – we're not going to – I'm – I'm – we're not going to bend our mission.

00:51:31 I'm not going to bend this mission. I have roughly 85 percent voting control, and I'm not going to bend for changing this mission. We're – the mission is to restore the roots – to go – to create that free and open internet we once had.

Ian Crossland: What will happen is Blackstone, like State Street, big investment firms will collude to get, like, 20 percent of the company.

Chris Pavlovski: They can't. There's only 11 percent – roughly 11 [00:51:53 crosstalk] –

Ian Crossland: Available? 11 percent's available –

Chris Pavlovski: Yes.

Ian Crossland: - for buy – they'll –

Chris Pavlovski: And then –

Ian Crossland: Yeah, okay.

Chris Pavlovski: - Cantor’s roughly 2 to 3. It's all public, this information. Don't quote me.

Ian Crossland: So you're only selling 11 percent of the company?

00:52:01 Chris Pavlovski: I'll – I'll have about 85 percent voting control. It's all public on – on the site. You can kind of see the breakdown of the – of the current holders versus – our current holders are a large portion of this, I think. I –

Ian Crossland: How big is your board?

Chris Pavlovski: So I'm putting that together right now. That's – I'm working really hard at –

Ian Crossland: Is that public? Are you – is that a public thing?

Chris Pavlovski: It will – it will become public, that – that information.

Ian Crossland: That – I would imagine that these companies will try to get somebody on your board, and then the – once they're on the board, they start to seed discontent with other board members when you're not around, and that's how they'll try and get you out. That's –

00:52:31 Chris Pavlovski: But I'll have –

Ian Crossland: - what they did to Dorsey, I think.

Chris Pavlovski: I'll – I have 85 percent control of voting shareholder voting control.

Ian Crossland: That's good.

Chris Pavlovski: So that – that allows me to – I – I think the rules – I don't want to speak out of line, but I – I think the 85 percent allows a lot.

Ian Crossland: Like, you could just kick somebody off the board?

Chris Pavlovski: I don't want to say specifically.

Tim Pool: It's – it's – it's – I don't know about –

Ian Crossland: Hopefully you can.

Tim Pool: I don't know about Canadian law, but it's not even that simple in the United States.

Chris Pavlovski: This will be – this will be U.S. This will be U.S., so ...

Tim Pool: In the United States, you still have to convene a meeting. The meeting has to be [00:52:57 crosstalk] –

Chris Pavlovski: There's process. There's – there's – you have to abide by process, and you have to do everything by the book.

00:53:02 And, but, when you have 85 percent of voting control to appoint boards of the – the directors, that's a significant controlling interest in the company, and it allows – it – it really – really allows us to protect that mission. But I – I also think the – the bigger protection is not just me having that – that control. It's really drawing a stake in the sand of what this company is. Our shareholder base, whoever is going to be buying Rumble is – it – it really believes in what we're doing.

00:53:31 I – I don't even – I – I'm not sure if – if institutions – will institutions be interested? They – they should be because it's going to – I think this is the future of the world. I – I think free – freedom is, you – you can't buy that. That's something that, you know, we need in this – on this planet more than anything.

Luke Rudkowski: Are you going to – are you ever going to sell your stock? And – and if you do, how much stock would you sell? And at what number would you sell out?

Chris Pavlovski: That's – that's a great question. What should – how should I answer that one? No. So, like, at this point, you know, I'm all in.

00:54:01 And it – what – what I'm seeing on the – what I'm seeing on the internet and what I'm seeing how this internet has changed in the last 15 years really – it's really more of a mission now than anything else in the world, and I feel like we're – we're the tip of the spear of really protecting the free and the open internet, especially if we really build this infrastructure out and, you know, we get – we really support a lot of businesses. I – I think that that's going to be a really important – really important factor in – in the next couple years.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.